EXHIBIT 12.1
BOSTON PROPERTIES, INC.
CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES
CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
Boston Properties, Inc.’s ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred dividends for the three months ended March 31, 2017 and the five years ended December 31, 2016 were as follows:

	Three Months Ended March 31, 2017	Year Ended December 31,
		2016	2015	2014	2013	2012
	(dollars in thousands)
Earnings:
Add:
Income from continuing operations before income from unconsolidated joint ventures, gains on consolidation of joint ventures and gain on sale of investment in unconsolidated joint venture	$112,347	$421,927	$401,253	$345,249	$242,583	$236,378
Gains on sales of real estate	133	80,606	375,895	168,039	—	—
Amortization of interest capitalized	2,702	10,685	10,203	8,211	5,522	5,278
Distributions from unconsolidated joint ventures	1,861	24,955	8,469	7,372	17,600	20,565
Fixed charges (see below)	109,032	456,710	471,441	515,891	528,116	469,083
Subtract:
Interest capitalized	(12,345)	(39,237)	(34,213)	(52,476)	(68,152)	(44,278)
Preferred distributions of consolidated subsidiaries	—	—	(6)	(1,023)	(6,046)	(3,497)
Noncontrolling interests in income of subsidiaries that have not incurred fixed charges	(9,098)	(37,171)	(40,248)	(28,958)	(5,818)	—
Total earnings	$204,632	$918,475	$1,192,794	$962,305	$713,805	$683,529
Fixed charges:
Interest expensed	$95,534	$412,849	$432,196	$455,743	$447,240	$413,564
Interest capitalized	12,345	39,237	34,213	52,476	68,152	44,278
Portion of rental expense representative of the interest factor (one-third of rental expense)	1,153	4,624	5,026	6,649	6,678	7,744
Preferred distributions of consolidated subsidiaries	—	—	6	1,023	6,046	3,497
Total fixed charges	$109,032	$456,710	$471,441	$515,891	$528,116	$469,083
Preferred dividends	2,625	10,500	10,500	10,500	8,057	—
Total combined fixed charges and preferred dividends	$111,657	$467,210	$481,941	$526,391	$536,173	$469,083

Ratio of earnings to fixed charges	1.88	2.01	2.53	1.87	1.35	1.46
Ratio of earnings to combined fixed charges and preferred dividends	1.83	1.97	2.47	1.83	1.33	1.46